Exhibit 99.1

KNOT Offshore Partners LP Announces Appointment of New CEO/CFO

August 4, 2023

ABERDEEN, Scotland --(BUSINESS WIRE)-- KNOT Offshore Partners LP (NYSE:KNOP) (the “Partnership”) today announced that following the decision of Mr. Gary Chapman to step down as the Partnership’s CEO/CFO announced on April 10, 2023, the Partnership is pleased to confirm that Mr. Derek Lowe will become the Partnership’s new Chief Executive Officer and Chief Financial Officer with effect from Mr. Gary Chapman’s departure date, which is expected to occur the week of September 11, 2023.

Mr. Lowe will join the Partnership from Telford Offshore, a provider of accommodation, construction and pipelay in the global offshore energy services industry. He has served as the Group Company Secretary of Telford Offshore since its formation in 2018, having provided consultancy services to its predecessor since 2015. He worked from 2011 to 2015 for the debt capital markets group of Pareto Securities, and from 1994 to 2010 for the equity capital markets group of UBS. Mr. Lowe holds a degree in Mathematics from Oxford University and is an experienced charity trustee with interests in national level sport and the local Church of England.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition, including the expected start date of the Partnership’s new CEO/CFO. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements included in this release are made only as of the date of this release. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

KNOT Offshore Partners LP

Gary Chapman

Chief Executive Officer and Chief Financial Officer

Email: ir@knotoffshorepartners.com

Tel: +44 1224 618 420

Source: KNOT Offshore Partners